NEWS RELEASE	ELD No. 12-17
TSX: NYSE: EGO ASX: EAU	June 27, 2012

Eldorado Gold Corporation
Exploration Update

Vancouver, British Columbia  –  Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado”, the “Company” or “We”), is pleased to provide an update on our 2012 exploration activities, including partial results of drilling programs completed as of late May.  During the first five months of the year we drilled over 62,000 metres (m) at 20 projects in Greece, Romania, China, Brazil and Turkey.

2012 Exploration highlights to date include:

•

Efemçukuru, Turkey

Drillholes in a previously untested part of the Kokarpinar vein have identified a new high grade zone, with intercepts of: 1.64m @ 298.35 g/t Au and 310.54 g/t Ag (KV-419); 1.91m @ 8.84 g/t Au and 55.66 g/t Ag (KV-417); and 0.75m @ 8.82 g/t Au and 13.10 g/t Ag (KV-420).   These three drillholes pierce the vein at the same elevation over a 200m strike length, and the high grade shoot they define is open up-dip, down-dip and to the north.

•

Jinfeng, China

Our new deposit model has been validated by infill and stepout drilling which returned positive results from all areas tested.  Significant intercepts include 29.0m @ 5.92 g/t Au (HDDS0253) and 19.0m @ 6.19 g/t Au (HDDS0258) from just below the design pit in the Rongban portion of the deposit; 4.0m @ 12.58 g/t Au (HDDU0141) and 6.0m @ 6.3 g/t Au (HDDU0139) along the down-dip projection of the F7 mineralized fault; and 11.0m @ 12.34 g/t Au (HDDU0130) and 11.0m @ 21.56 g/t Au (HDDU0129) from an interpreted fault linking the F3 and F7 mineralized faults.

•

Piavitsa, Greece

Results from our first 13 drillholes targeting high-grade polymetallic massive sulphide bodies include intercepts of: 4.6m @ 4.06 g/t Au and 208.0 g/t Ag (PHG-060); 7.00m @ 4.94 g/t Au and 50.0 g/t Ag (PHG-061); and 5.0m @ 4.07 g/t Au and 2.00 g/t Ag (PHG-062).  These results confirm the potential for a high-grade Olympias-style replacement orebody, as suggested by historical exploration activities.

Greece

Chalkidiki Mining District

Our Greece 2012 exploration budget includes $12 million (M)1 for programs at the Skouries deposit and the Piavitsa, Fisoka, and Tsikara prospects in the Chalkidiki Mining District (Fig. 1).  Our present work at the Olympias deposit focuses on refurbishment of the mill and underground workings, and we anticipate exploration drilling of open extensions of the deposit from underground openings in future years.

-----------------------------------------------

1 All figures in US dollars unless otherwise specified.

Skouries:  Our planned 14,000m drilling program at the Skouries porphyry copper-gold project commenced in May.  The program includes infill drillholes targeting areas of inferred resources along the margins of the deposit, several deep exploration holes and geotechnical holes.  Results of the initial holes are pending.

Piavitsa:   The Piavitsa prospect is a gold-silver rich, polymetallic carbonate replacement prospect similar to the Olympias deposit (reserves of 13.6 Mt @ 8.7 g/t Au, 132 g/t Ag, 4.4% Pb, 5.9% Zn).  It is localized along the Stratoni Fault, approximately 4 km to the west of the Mavres Petres deposit which is presently being mined at the Stratoni Mine.  The prospect was previously mined in the 1960s in shallow pits for manganese oxide by the Hellenic Fertilizer Company SA.  Exploration during this era included 47 drillholes testing shallow targets along the Stratoni.  Although many of these historic drillholes intersected massive sulphide intervals, they were not assayed for gold and silver.  In 1998, TVX completed an additional nine drillholes, mostly targeting the central and eastern portions of the prospect.  Grades in these drillholes (as previously reported by European Goldfields) included intervals of 10.9m @ 7.88 g/t Au and 199.04 g/t Ag, 12m @ 7.44 g/t Au and 107.84 g/t Ag and 8m @ 8.64 g/t Au and 196.48 g/t Ag.

Mapping and sampling programs completed in 2011 documented the distribution of manganese oxide zones, mining excavations and high gold grades in outcrops over a strike length of 3km at Piavitsa.  Airborne geophysical surveys (EM, magnetics) show a strong anomaly associated with the known mineralized zone which has an east-west strike extent of over 8km (Fig. 2, Fig. 3).

Our 2012 exploration program plans for 15,000m of drilling at Piavitsa, infilling previously drilled areas and systematically stepping out along the Stratoni Fault.  Four drills are currently active at the project; selected results from the first 13 drillholes are compiled below and in Fig. 3.  High gold grades are present in both massive sulphide intervals and in zones with disseminated sulphides along the Stratoni Fault.

Significant new drillhole intercepts at Piavitsa include:

Hole Number	From (m)	To (m)	Interval (m)	True thickness (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Comment
PHG-060	114.7	123.45	8.75	5.62	2.38	140.0	3.90	12.50	200 m stepout west from historic high-grade drillholes
PHG-061	498.10	505.10	7.00	4.50	4.94	50.0	2.36	5.95	Deep intercept demonstrates down-dip continuity of mineralization
PHG-062	170.0	175.0	5.00	3.21	4.07	2.00	0	0	Disseminated/veined sulphide zone within Stratoni Fault
PHG-068	213.0	221.0	8.00	5.14	2.45	45.9	0.66	1.90

Fisoka and Tsikara:   Fisoka and Tsikara are both copper-gold porphyry prospects adjacent to the Skouries deposit.  They were originally identified on the basis of their strong magnetic signature, which is associated with the feldspar porphyry intrusions related to these systems.  Previous drilling by TVX and a Greek precursor company in the late 1970s to 1980s delineated a shallow, supergene enriched chalcocite blanket at Fisoka, but Tsikara has not been drill-tested.  We have budgeted up to 15,000m for the prospect area.

Drilling commenced in May and targets areas of the enriched zone where previous programs suffered from poor core recovery as well as deeper underlying areas that were not previously tested.   Surface exploration programs of mapping, outcrop sampling and an extensive soil geochemistry program are being completed to define targets at the Tsikara prospect and elsewhere for drilling in the second half of the year.

Perama District

Our exploration program for the Perama district includes 5,200m of drilling at the Perama Hill and Perama South deposits.  At Perama Hill, infill drilling is planned along the western margin of the deposit to better define gold grade distribution.  At the Perama South deposit, stepout holes will target down-dip extensions of the replacement-style mineralized zones localized along a limestone-schist contact.  Drilling will also test for structurally-controlled mineralization between the two deposits, adjacent to the East Graben Fault.    Limited historical reconnaissance drilling in this area included a 5m intercept grading 3.38 g/t Au in a replacement-style zone similar to the mineralization that characterizes the Perama South deposit.  Detailed geological mapping, soil sampling and rock chip sampling programs are currently in progress to assess the project area for new targets.

Romania

Certej Mining District

Exploration activities in Romania have a 2012 budget of $5.0M and focus on projects in the Certej Mining District.  At the Certej deposit, two areas are being targeted.  Along the western margin of the deposit, a 2,000m drilling program is currently underway to establish the continuity and extent of high-grade vein systems.  Preliminary results show that in addition to the high grade veins, this western area also contains continuous zones of disseminated gold mineralization similar to the main deposit.

In the central portion of the Certej deposit a continuous zone of gold mineralization links the lower parts of the West and Main Zones (Fig. 4).  This zone lies beneath the present in-pit mineral reserves and is largely classified as an Inferred Mineral Resource.  We have recently commenced a drilling program of 5,400m to further define this zone so that it can be included in our updated resources and reserves.

Drilling is also scheduled to test targets in the historically-mined Magura and Teascu areas and in the Certej North exploration license, all located approximately 5km west to northwest of the Certej deposit (up to 6,700m).

China

Jinfeng District

At the Jinfeng Mine, we are approximately midway through our planned 2012 program of 25,000m of surface and underground exploration drilling.  Exploration to date has focused on infill and stepout targets in the Rongban area and along the F3 and F7 mineralized zones in the deep southeast part of the deposit.  Exploration has been guided by a new deposit model developed through structural mapping and interpretation of open pit and underground exposures.  The drilling program has returned positive results in all target areas, identifying zones with high gold grades where the existing model had either lower grade inferred resources or no mineral resources (Fig. 5).

Significant new drillhole intercepts at Jinfeng include:

Hole Number	From (m)	To (m)	Interval (m)	True thickness (m)	Au (g/t)	Comment
HDDS0253	151	180	29	29	5.92	Rongban, just below design pit, most of intersection outside resource model
HDDS0258	151	170	19	19	6.19	Rongban, just below design pit, most of intersection outside resource model
including	155	158	3	3	22.37
HDDU0150	188	206	18	16	6.72	Deep F3 zone; new intercept outside of resource model
HDDU0139	232	238	6	6	6.3	Deep F7 zone; new intercept outside of resource model
HDDU0130	269	280	11	11	12.34	F3-F7 link zone; previously modeled as lower grade, inferred resource
HDDU0142	402	410	8	4	8.44	F3-F7 link zone; previously modeled as lower grade, inferred resource
HDDU0146	378	381	3	3	6.92	F3-F7 link zone; new intercept outside of resource model
HDDU0129	452	463	11	11	21.56	F3-F7 link zone; will refine resource distribution and significantly raise grades
HDDU0141	379	382	3	3	21.43	F3-F7 link zone; will refine resource distribution and significantly raise grades
	412	416	4	4	12.58	Deep F7 zone; new intercept outside of resource model
HDDS0261	427.06	434	6.94	6.9	5.50	Deep F7 zone; new intercept outside of resource model

Exploration drilling programs have tested eight regional prospects surrounding Jinfeng, all targeting structurally-controlled sediment-hosted mineralization similar to that at the Jinfeng deposit.   The most extensive of these programs is at the Lintan prospect, a zone of fault-controlled mineralization located approximately one kilometer north of the Jinfeng Pit.   Drilling to date at Lintan has delineated a steeply plunging, continuous zone of mineralization along the northwest-striking F14 fault.   Intercepts from the 2012 drilling at Lintan include 5.0m @ 3.82 g/t Au (JFL058); 4.0m @ 1.77 g/t Au (JFL059); and 2.39m @ 2.32 g/t Au (JFL062).

White Mountain District

At the White Mountain mine, no underground exploration drilling was completed in early 2012.  Recently completed underground development will provide access to platforms for stepout exploration holes in the second half of the year.

We recently commenced drilling at the Dongdapo project area, and have budgeted drilling programs for 2012 at the Xiaoshiren, White Mountain southwest, and Zhenzumen prospects.  At Dongdapo, located approximately

3km northeast of and along strike from the White Mountain Mine, 2,400m of drilling are planned for three prospect areas.  All of these prospects have structural and stratigraphic affinities to the White Mountain deposit as well as strong gold soil geochemical anomalies or zones of mineralization known from historical exploration drilling.

The White Mountain southwest prospect consists of a strong gold in soil geochemical anomaly, localized along the same lithologic contact that hosts the White Mountain deposit approximately 5km to the northeast.  Approximately 4,000m of drilling is planned to test the strongest soil anomalies.  In this same area, additional drilling is planned for the Zhenzhumen prospect to follow up on the new gold zone discovered in late 2011

(14.0m @ 3.3 g/t in breccias similar to the White Mountain ore body).

At Xiaoshiren, approximately 2,000m of drilling is planned to further test the high-grade breccia zones identified in previous drilling programs.

Tanjianshan District

At the Jinlongou mine, we recently completed a revised interpretation of structural controls on gold distribution.  Exploration drilling guided by the new interpretation is planned for the latter half of the year targeting possible extensions of the Jinlongou ore body.

Exploration and resource drilling programs are underway at the Qinlongtan North target and the Xijingou deposit.  At Qinlongtan North, a program of 10 drillholes (2,50 m) just north of the open pit is testing the along-strike potential of the fault zone that hosts the previously-mined Qinlongtan deposit.  The Xijingou drill program consists of both infill resource definition holes and stepouts to test the down-dip continuity of the two principal mineralized shoots forming the deposit.  Applications are being prepared for mining permits at both the Xijingou deposit and the 323 deposit.

Brazil

Tocantinzinho (TZ)

Exploration efforts at Tocantinzinho continue to focus on drill testing high-quality geochemical and geophysical targets peripheral to the Tocantinzinho deposit.  19 diamond drill holes have been completed thus far in 2012 for a total of 5,730m. In addition to drilling, we continue to expand our geochemical coverage at Tocantinzinho with approximately 24km2 of new soil sampling coverage completed to date for 2012.

Significant new gold results to date include:

Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Description
TOC254	136.00	160.00	24.00	0.60	Smoky granite similar to TZ deposit; Approx 2.5km SE of deposit along TZ trend
TOC260	114.00	115.15	1.15	7.00	Quartz vein in granodiorite
TOC261	191.20	195.80	4.55	4.08	Quartz veinlets in salami granites similar to TZ deposit

Agua Branca

Diamond drilling at the Agua Branca project (35km south of Tocantinzinho) has focused on expanding known mineralization at Camarao Hill, where hole AB46 intersected 154m @ 1.06 g/t Au in late 2011. 13 diamond drill holes have been completed in 2012 for a total of 3,928m. Results to date confirm the continuity of the zone intersected in hole AB46, albeit at slightly lower grades.

Mineralization at Camarao Hill consists of sheeted quartz veins and veinlets which contain pyrite, chalcopyrite, galena, sphalerite, and rare native gold. The overall zone trends northeast-southwest and has minimum dimensions of 1,200m x 200m. It remains open along strike to the southwest and on many sections its full width has yet to be delineated. Individual veins are generally oriented parallel to the overall zone and dip steeply to the northwest. Ongoing drilling will test wide-spaced sections along strike to the southwest.

Turkey

Efemçukuru Mine

Over 12,000m of exploration drilling has been completed in 2012 on the Kestane Beleni northwest extension target and on the parallel Kokarpinar vein.  Drilling at Kestane Beleni northwest has delineated a modest, near-surface gold resource along the same fault that hosts the adjacent North Ore Shoot.  At Kokarpinar, recent drilling has intersected bonanza-grade veins in three drillholes in a previously untested portion of the vein

(Fig. 6).  Much of the drilling planned for the remainder of the 2012 program will test the continuity of this new discovery.

Significant new gold results include:

Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag(g/t)	Pb%	Zn%
Kestane Beleni NW Extension
KV-367	73.25	74.80	1.55	7.57	16.19	0.26	0.45
	81.50	82.00	0.50	67.30	206	1.30	0.45
KV-368	96.15	97.90	1.75	20.10	70.58	1.45	2.51
KV-369	79.00	83.20	4.20	2.77	12.23	0.16	0.32
KV-370	104.70	106.45	1.75	4.90	24.16	1.12	2.62
KV-373	96.45	97.35	0.90	10.65	13.70	0.07	0.07
KV-376	48.75	49.50	0.75	11.75	22.10	0.20	0.57
KV-377	117.97	120.15	2.18	5.53	49.05	2.36	2.16
KV-387	58.03	64.30	6.27	16.62	39.57	1.84	0.79
KV-390	41.40	46.50	5.10	4.24	49.46	3.06	0.56
KV-395	145.45	146.12	0.67	30.30	20.90	0.56	0.77
KV-399	126.94	129.56	2.62	10.82	34.11	1.44	1.17
KV-403	96.00	97.84	1.84	13.52	51.68	0.55	0.38
KV-404	82.02	85.66	3.64	13.83	16.41	0.27	0.32
KV-406	371.65	374.34	2.69	6.90	36.86	0.25	0.56
Kokarpinar
KV-391	298.50	300.00	1.50	5.18	7.40	0.01	0.04
KV-410A	387.60	404.85	17.25	1.01	18.42	1.50	2.24
KV-413	85.56	86.73	1.17	21.80	14.00	0.67	0.76
KV-420	236.74	237.49	0.75	8.82	13.10	0.49	0.16
KV-417	230.09	232.00	1.91	8.84	55.66	6.25	1.66
KV-419	225.24	226.88	1.64	298.35	310.54	14.62	0.63
including	226.20	226.88	0.68	705.00	204.00	1.81	0.76

Kişladağ

Our 2012 exploration program at Kişladağ is focused on identifying and testing targets peripheral to the known deposit that may represent blind satellite deposits.  In late 2011, we completed a 3D induced polarization survey and an extensive soil sampling program covering approximately 25km2 surrounding the deposit.  Results of this program will be integrated with a detailed ground magnetic survey completed in the first half of 2012, to define targets for up to 10,000m of exploration drilling commencing in August.

Turkey Reconnaissance and Advanced Stage Programs

We are presently completing geological mapping, sampling and permitting activities in preparation for drilling at several of our early-stage exploration projects in Turkey.  A total of 6,500m of drilling is planned at Dolek (epithermal veins and breccia zones), Sebin (porphyry/epithermal), Bambal Tepe and other project areas.  At our Ardala/Salinbas advanced-stage project area held under a Joint Venture (JV) agreement with Ariana Resources Plc, up to 4,000m of infill and stepout drilling is scheduled to commence in August to further test the Salinbas epithermal prospect.

Business Development Highlights

Exploration Agreement with Hunt Mining Company

On May 3, 2012, Eldorado signed an exploration agreement with Hunt Mining Company covering early stage exploration properties in prospective areas of the Deseado Massif in Patagonia.  Under the terms of the agreement, Hunt's wholly-owned Argentine subsidiary, Cerro Cazador SA, will be the initial operator conducting exploration activities on existing Hunt properties including 20 exploration concessions and six discovery concessions aggregating a total of 2,013km2.  Hunt will also work to locate, submit, explore and develop new projects generated in the agreement area.

Kopy Goldfields Financing

Eldorado elected to maintain its 29% shareholding in Kopy Goldfields through the purchase of 2,025,000 shares for 7.7M SEK during its public offering in May.  Eldorado participates in a technical committee guiding Kopy Goldfields’exploration activities in the Lena gold district of Russia.

Turkey Joint Venture Agreement with Ariana Resources

Eldorado recently completed renegotiating terms of its JV agreement with Ariana Resources covering exploration activities in eastern Turkey.  Under the revised agreement, Ariana is now the operator of the JV company in Turkey, which is owned 51% by Eldorado and 49% by Ariana.  Eldorado will continue to fund the JV according to the terms of the existing JV agreement and earn-in requirements defined by that agreement and will participate in the Technical Committee responsible for designing and approving budgets for exploration activities.  The area of interest has been reduced to cover the Artvin Province with the focus of the 2012 exploration program on the Ardala/Salinbas project.

Kenai Resources Private Placement

Eldorado has acquired 15,000,000 Units of the private placement in Kenai Resources, comprising 15,000,000 common shares plus warrants to acquire an additional 7,500,000 common shares.  This placement represents approximately 14.2% of the issued and outstanding common shares of Kenai, which could increase to 19.8% upon exercising of the warrants (assuming no other warrant or option exercises).

Chapadinha Project Option

On February 3, 2012 Eldorado entered into an option agreement to acquire 100% of the 2,630 hectare Chapadinha project in northern Goias state, Brazil. Previous work at Chapadinha has defined a series of mineralized quartz veins which are exposed on surface and in shallow trenches and pits over an area of approximately 400m x 400m. Eldorado is currently executing a program of geological mapping, prospecting and grid-based soil sampling.  It is anticipated that results of the current initial phases of work will lead to a decision to drill the project in Q4.

Tocantinzinho, SE

Eldorado has negotiated an option to earn 100% of the 19,641 hectare Rubens Zilio property, subject to a 0.5-1.0% sliding-scale NSR. The property covers approximately 20km of the prolific Tocantinzinho Trend southeast of and contiguous with the Tocantinzinho project.  Eldorado is planning a grass-roots exploration program in Q3 and Q4 which will include large-scale grid-based soil sampling and evaluation of numerous small garimpiero workings present on the property.

Fig.1: Chalkidiki Mining District
License Boundary
N
5 km
Olympias
4.1 Moz Au + 58.8 Moz Ag
1.4Mt Pb + Zn
Stratoni Operation
0.3 Mt Pb + Zn
10.0 Moz Ag
Mavres Petres
Stratoni
Madem Lakkos
Fault
Piavitsa
(Current Drilling)
Fisoka
Skouries
3.6 Moz Au + 0.7 Mt Cu
Tsikara
Legend
Mine
Development Project
Exploration Project
COVER (Recent)
APLITE (Tertiary)
GRANODIORITE (Tertiary)
OPHIOLITE (Tertiary)
LERISSOS GRANITE (Tertiary)
AMPHIBOLITE (Palaeozoic)
BIOTITE and GRANITE GNEISS (Palaeozoic)
MARBLE (Palaeozoic)
META-GRANITE (Palaeozoic)
MICA-SCHIST (Palaeozoic)
PEGMATITE (Palaeozoic)
GNEISS (Mesozoic)
METASEDIMENTS (Triassic-Jurassic)

Fig. 2: Piavitsa EM Survey and 2012 Drilling
N
500 meters
NW splay from main body
EM survey shows anomaly continues over 8 km strike length
Stratoni Fault
PHG-060
8.75m @ 2.38g/t Au, 140g/t Ag, 12.5% Zn
Inc. 4.6m @ 4.06g/t Au, 208g/t Ag, 22.1% Zn
PHG-068
8.0m @ 2.45g/t Au
45.9g/t Ag
PHG-062
10.0m @ 2.22g/t Au
Inc. 5.0m @ 4.07g/t Au
PHG-061
7.0m @ 4.94g/t Au, 50g/t Ag, 5.95% Zn
Legend
2012 Drill Hole
Historical Drill Hole (TVX)

Fig. 3: Piavitsa Drilling, Inclined Longitudinal Section
PHG-060
8.75m @ 2.38g/t Au, 140g/t Ag, 12.5% Zn
Inc. 4.6m @ 4.06g/t Au, 208g/t Ag, 22.1% Zn
5.5m @ 4.0g/t Au, 38.6g/t Ag, 2.7% Zn
10.9m @ 7.9g/t Au, 199.0g/t Ag, 11.75% Zn
14.0m @ 1.6g/t Au
12m @ 7.4g/t Au,
107.0g/t Ag,
2.56% Zn
14.0m @ 2.3g/t Au
OPEN
OPEN
PHG-062
10.0m @ 2.22g/t Au
Inc. 5.0m @ 4.07g/t Au
Untested
6.0m @ 3.4g/t Au,
10.43 g/t Ag,
0.75% Zn
PHG-068
8.0m @ 2.45g/t Au
45.9g/t Ag
13m @ 5.4g/t Au,
130.26g/t Ag,
0.21% Zn
PHG-061
7.0m @ 4.94g/t Au, 50g/t Ag, 5.95% Zn
OPEN
250 meters
Legend
2012 Drill Hole, Assay Pending
2012 Drill Hole
Historical Drill Hole (TVX)

Fig. 6: Central Kokarpinar Vein Inclined Projection
Kokarpinar Vein
Kestani Beleni Vein
Area of Long Section
KV-424
KV-349
1.00m @ 7.23g/t Au, 5.80g/t Ag
700m
KV-042
2.55m @ 6.55g/t Au
KV-351
NSI
KV-428
KV-352
NSI
No Drilling -
2012 Q3 - Q4 target area
500m
KV-384
NSI
KV-040
2.04m @ 6.29g/t Au
400m
KV-415
0.9m @ 3.41g/t Au, 71.4g/t Ag
KV-041
NSI
300m
KV-417
1.91m @ 8.84g/t Au, 55.66g/t Ag
KV-420
0.75m @ 8.82g/t Au, 13.10g/t Ag
200m
KV-413
1.68m @ 1.15g/t Au, 15.70g/t Ag
KV-419
1.64m @ 298.35g/t Au, 310.54g/t Ag
2012 Assayed Drill Hole
2012 Assay Pending Drill Hole
2010-2011 Drill Hole
NSI No Significant Intercept
200 meters

Notes to Editors

Eldorado is a gold producing, exploration and development company actively growing businesses in Turkey, China, Brazil, Greece and Romania. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that our company is well positioned to grow in value as we create and pursue new opportunities.

Eldorado Gold Corporation’s Common Shares trade on the Toronto Stock Exchange (TSX: ELD); New York Stock Exchange (NYSE:  EGO).  Eldorado CDIs trade on the Australian Securities Exchange (ASX: EAU).

Qualified Person(s)

Dr. Peter Lewis, P.Geo., V.P. Exploration for Eldorado Gold Corporation, is the Qualified Person for the technical disclosure of exploration results in this news release.  Dr. Lewis is the Qualified Person as defined in the National Instrument 43-101 (Standards of Disclosure for Mineral Projects) of the Canadian Securities Regulators, responsible for preparing or supervising the preparation of the scientific or technical information contained in this document and verifying the technical data disclosed in the document relating to exploration results.  Dr. Lewis has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the ‘Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’.  Dr. Lewis consents to the inclusion in this news release of the matters based on his information in the form and context in which it appears.

Assay results reported in this release for the Chalkidiki district were diamond drill core samples prepared at Eldorado’s sample preparation facilities at Stratoni and Cannakale, and assayed at ACME laboratories in Vancouver.  Assay results for the Efemçukuru project were diamond drill core samples prepared at Eldorado’s sample preparation facility at Cannakale and assayed at the ALS laboratory in Vancouver, Canada.  Assay results for Certej were diamond drill core samples prepared any assayed at ALS Chemex’s facilities in Romania.  Assay results for the Jinfeng project were diamond drill core samples prepared at our sample preparation facility at Jinfeng and assayed at the ALS facility in Guangzhou, China.  Assay results for the Agua Branca and Tocantinzinho projects were diamond drill core samples prepared at Acme Analytical Laboratories’ facility in Itaituba, Brazil and assayed at ACME’s laboratory in Santiago, Chile.  All samples are sawn half core.  Certified standard reference materials, field duplicate, and blank samples were inserted prior to shipment from the preparation site at Jinfeng, Stratoni, or Cannakale and the project sites at Agua Branca and Tocantinzinho.

ON BEHALF OF

ELDORADO GOLD CORPORATION

 “Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited, to statements or information with respect to the Exploration Update.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including assumptions about the legal restrictions regarding the payment of dividends by the Company; assumptions about the price of gold; anticipated costs and expenditures; estimated production, mineral reserves and metallurgical recoveries; the impact of the integration of acquired businesses on our operation, financial position, reserves and resources and gold production; and the ability to achieve our goals. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following: gold price volatility; risks of not meeting production and cost targets;  discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment and operating in foreign countries; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; the risk that the  integration of acquired businesses taking longer than expected, the anticipated benefits of the integration may be less than estimated and the  costs of acquisition higher than anticipated; ability to complete acquisitions; competition;  loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2011.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

Note to U.S. Investors.  While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contact

Norm Pitcher

Eldorado Gold Corporation

1188, 550 Burrard Street

Phone: 604.601.6651 or 1.888.353.8166

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

www.eldoradogold.com

Information packages: reception@eldoradogold.com